August 2, 2005

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York  10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Ruby G. Sekhon
Direct Tel (212) 506-2650
Direct Fax (212) 849-5650
rsekhon@mayerbrownrowe.com

Securities and Exchange Commission Division of Corporation Finance Room 3561 100 F Street, N.E. Washington, D.C. 20549
Re: Securitisation Advisory Services Pty Ltd Registration File No. 333-127026

        We refer to the registration statement filed on Form S-3 by Securitisation Advisory Services Pty Ltd (the "Registrant") in connection with the above-referenced file number on July 29, 2005 (the "Registration Statement").

        The Registrant hereby amends the Registration Statement on such dates or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

        Please feel free to contact me if you have any questions.

Sincerely, /s/ Ruby G. Sekhon Ruby G. Sekhon

Brussels  Charlotte  Chicago  Cologne  Frankfurt  Houston  London  Los Angeles  Manchester  New York  Palo Alto  Paris  Washington, D.C.
 Independent Mexico City Correspondent: Jauregui, Navarrete, Nader y Rojas, S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.